

January 31, 2011

Mr. B. Clyde Preslar
Chief Financial Officer
RailAmerica, Inc.
7411 Fullerton Street, Suite 300
Jacksonville, Florida 32256

>   Re: **RailAmerica, Inc.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **File No. 001-32579**

Dear Mr. Preslar:

We have reviewed your response to our letter dated December 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Critical Accounting Policies and Use of Estimates, page 41

1. In your response to our previous comment #7, you indicate that costs such as rail grinding and shoulder ballast cleaning are expensed as incurred, but that you do not consider it appropriate to disclose aggregate maintenance costs expensed as incurred and those capitalized due to variance in the definition of maintenance costs across companies in your industry. We continue to believe such disclosure for each period presented is important in light of the significance of these expenditures, as well as the overall importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment. Although not specifically required by GAAP, we believe such additional disclosure is useful because it would enable an investor to gain a greater understanding of your business with regard to the capitalization of certain costs to

upgrade your railroad, as compared to the expensing of other costs that you consider to be normal repairs and maintenance. It could also provide meaningful trend information. In this regard, we would not object to the presentation of information pertaining to the amounts of repairs and maintenance that are capitalized, as compared to the amounts expensed, solely in your MD&A.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements or related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief